UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Adagene Inc.
(Name of Issuer)

Ordinary shares, par value US$0.0001 per share, presented by American Depositary Share
(Title of Class of Securities)

005329 107**
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the ordinary shares. CUSIP number 005329 107 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on NASDAQ Stock Market under the symbol “ADAG.” Each ADS representing one and one quarter ordinary shares, par value US$0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 005329 107 (See Item 2(e))

1.		Names of Reporting Persons JSR Limited
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,340,742 ordinary shares(1)
	6.	Shared Voting Power 0 ordinary shares
	7.	Sole Dispositive Power 5,340,742 ordinary shares(1)
	8.	Shared Dispositive Power 0 ordinary shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 5,340,742 ordinary shares(1)
10.		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.		Percent of Class Represented by Amount in Row (9) 9.9%(2)
12.		Type of Reporting Person CO

CUSIP No. 005329 107 (See Item 2(e))

1.		Names of Reporting Persons GP Healthcare Capital Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization PRC
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,340,742 ordinary shares(1)
	6.	Shared Voting Power 0 ordinary shares
	7.	Sole Dispositive Power 5,340,742 ordinary shares(1)
	8.	Shared Dispositive Power 0 ordinary shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 5,340,742 ordinary shares(1)
10.		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.		Percent of Class Represented by Amount in Row (9) 9.9%(2)
12.		Type of Reporting Person HC

(1)  Represents (a) 4,828,242 ordinary shares and (b) 512,500 ordinary shares in the form of ADSs held of record by JSR Limited as of December 31, 2022. GP Healthcare Capital Co., Ltd. is the general partner of the sole shareholder of JSR Limited and controls JSR Limited.

(2)  Calculated based on 54,065,709 ordinary shares issued and outstanding as of December 31, 2022 as provided by the Issuer.

Item 1(a). Name of Issuer:

Adagene Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

4F, Building C14, No. 218, Xinghu Street, Suzhou Industrial Park, Suzhou, Jiangsu Province, 215123, People’s Republic of China.

Item 2(a). Name of Person Filing:

JSR Limited

GP Healthcare Capital Co., Ltd. (each a “Reporting Person” and collectively, the “Reporting Persons”)

Item 2(b). Address of Principal Business Office or, if none, Residence:

JSR Limited – c/o GP Healthcare Capital Co., Ltd., Unit 4901, One Lujiazui No. 68, Yin Cheng (C) Road, Shanghai 200120, PRC.

Item 2(c). Citizenship:

JSR Limited – British Virgin Islands

GP Healthcare Capital Co., Ltd. – PRC

Item 2(d). Title of Class of Securities:

Ordinary shares, par value US$0.0001 per share, represented by American Depositary Shares, each of which represents one and one quarter ordinary shares.

Item 2(e). CUSIP Number:

There is no CUSIP number assigned to the ordinary shares. CUSIP number 005329 107 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on NASDAQ Stock Market under the symbol “ADAG.” Each ADS representing one and one quarter ordinary shares, par value US$0.0001 per share.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: 5,340,742 ordinary shares, consisting of (i) 4,828,242 ordinary shares and (ii) 512,500 ordinary shares in the form of ADSs, held of record by JSR Limited. GP Healthcare Capital Co., Ltd. is the general partner of the sole shareholder of JSR Limited and controls JSR Limited. Therefore, GP Healthcare Capital Co., Ltd. may be deemed to beneficially own the ordinary shares and ADSs held by JSR Limited.

The information required by Items 4(b) and (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

The response to Item 4(a) is incorporated herein by reference.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2023

JSR Limited

By:	/s/ Dongmei Ji
Name: Dongmei Ji
Title: Director

GP Healthcare Capital Co., Ltd.

By:	/s/ Dongmei Ji
Name: Dongmei Ji
Title: Authorized Signatory

Exhibit Index

Exhibit	Description
Exhibit A	Joint Filing Agreement dated January 26, 2022, by and between JSR Limited and GP Healthcare Capital Co., Ltd.

Exhibit A

Joint Filing Agreement

The undersigned hereby agrees that they are filing jointly pursuant to Rule 13-d-1(k)(1) of the Securities Exchange Act of 1934, as amended, with respect to ordinary shares of Adagene Inc., and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

The undersigned further agree and acknowledge that such shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: January 26, 2022

JSR Limited

/s/ Dongmei Ji
Name: Dongmei Ji
Title: Director

GP Healthcare Capital Co., Ltd.

/s/ Dongmei Ji
Name: Dongmei Ji
Title: Authorized Signatory